UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-52781

|_| Form 10-K         |_| Form 20-F         |_| Form 11-K         |X| Form 10-Q
|_| Form 10-D         |_| Form N-SAR        |_| Form N-CSR

For the Period Ended: February 28, 2009

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                   Laureate Resources & Steel Industries Inc.
                   ------------------------------------------
                             Full name of Registrant

                                       N/A
                                       ---
                            Former name if applicable

                          100 Wall Street, 21st Floor
                          ---------------------------
                               New York, NY 10005
                               ------------------
                      Address of principal executive office

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      On January 7, 2009, Mr. Gerald P. Sullivan resigned as Chief Financial Officer of Laureate Resources & Steel Industries Inc. (referred to herein as the "Company"). Mr. Mathias Kaiser has been appointed to replace Mr. Sullivan as Chief Financial Officer. As a result of the transition of the Company's Chief Financial Officer, the process of compiling and disseminating the information required to be included in the Form 10-Q for the fiscal quarter ending February 29, 2009, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The Company undertakes the responsibility to file such report no later than five days after its original due date.

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


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mathias Kaiser, Chief Financial Officer, 011-41-43-544-8085.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes     |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|Yes      |X| No

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


                   Laureate Resources & Steel Industries Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 14, 2009
                                   By: /s/ Mathias Kaiser
                                       -----------------------------
                                       Name:  Mathias Kaiser
                                       Title: Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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